Filed Pursuant to Rule 433

Registration Statement No. 333-211718

THE TORONTO-DOMINION BANK

US$1,000,000,000 2.550% SENIOR MEDIUM-TERM NOTES, SERIES A, DUE 2021

FINAL TERM SHEET

DATED JANUARY 18, 2018

This final term sheet supplements the information set forth under the caption “Terms of the Notes” in the Preliminary Pricing Supplement dated January 18, 2018 relating to the Notes (as defined below), the caption “Description of the Notes We May Offer” in the Prospectus Supplement dated June 30, 2016 and the caption “Description of the Debt Securities” in the Prospectus dated June 30, 2016.

Issuer:	The Toronto-Dominion Bank

Issue:	2.550% Senior Medium-Term Notes, Series A, due 2021 (the “Notes”)

Expected Ratings[1]:	Moody’s Investors Service: Aa2 (outlook: negative) / Standard & Poor’s: AA- (outlook: stable)

Principal Amount:	US$1,000,000,000

Issue Price:	99.862% plus accrued interest, if any, from January 25, 2018

Trade Date:	January 18, 2018

Settlement Date (T+5)[2]:	January 25, 2018

Maturity Date:	January 25, 2021

Minimum Denomination:	US$2,000 and multiples of US$1,000 in excess thereof

Interest Rate:	2.550%

Treasury Benchmark:	UST 2.000% due January 15, 2021

Treasury Benchmark Price:	99-16+

Treasury Benchmark Yield:	2.168%

Spread to Treasury Benchmark:	T + 43 basis points

Re-Offer Yield:	2.598%

Commissions:	0.250%

[1]	A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.
[2]	Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the pricing date or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.

Interest Payment Dates:	Semi-annually on January 25 and July 25 of each year, beginning on July 25, 2018.

Day Count Fraction:	30 / 360

Optional Redemption by Holders of Notes:	None

Optional Redemption by the Issuer for Tax Reasons:	In certain circumstances where the Issuer has or will become obligated to pay additional amounts (as described in the pricing supplement), the Issuer may, at its option, redeem the Notes, in whole, but not in part, at any time before maturity, after giving not less than 30 nor more than 60 calendar days’ notice to the holders of the Notes at a redemption price equal to 100% of their principal amount together with accrued interest, if any, to, but excluding, the redemption date.

Listing:	None

Joint Bookrunners:	TD Securities (USA) LLC Barclays Capital Inc. Goldman Sachs & Co. LLC Wells Fargo Securities, LLC

CUSIP / ISIN:	89114QBX5 / US89114QBX51

The Issuer has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Bookrunners will arrange to send you the pricing supplement, when available, the prospectus supplement, and the prospectus if you request them by contacting TD Securities (USA) LLC at 1-855-495-9846, Barclays Capital Inc. at 888-603-5847, Goldman Sachs & Co. LLC at 1-866-471-2526, or Wells Fargo Securities, LLC at 1-800-645-3751.